Exhibit 99.1

Clearmind Medicine Adds Leading Israeli Clinical Site to Its Ongoing Clinical Trial for Alcohol Use Disorder

Vancouver, Canada, June 23, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced the addition of Tel Aviv Sourasky Medical Center (TASMC), Tel Aviv, Israel, as an additional clinical site for its ongoing Phase I/IIa clinical trial evaluating CMND-100, a proprietary MEAI-based oral drug candidate, for the treatment of Alcohol Use Disorder (AUD). This expansion follows the recent enrollment of the first patient in the trial, announced on June 5, 2025, marking a significant milestone in the development of CMND-100.

The study at Tel Aviv Sourasky Medical Centerwill be led by Dr. David Zeltser, Director of the Emergency Medicine Department. Tel Aviv Sourasky Medical Center joins other prestigious institutions participating in the trial, including Yale School of Medicine’s Department of Psychiatry, Johns Hopkins University School of Medicine in the United States. The inclusion of Tel Aviv Sourasky Medical Center further strengthens Clearmind’s clinical network, enhancing the trial’s capacity to evaluate the safety, tolerability, and pharmacokinetic profile of CMND-100, while also exploring its potential to reduce alcohol cravings and consumption in patients with AUD.

“We are pleased to welcome Tel Aviv Sourasky Medical Center to our Phase I/IIa clinical trial, alongside esteemed partners like Yale and Johns Hopkins,” said Dr. Adi Zuloff-Shani, CEO of Clearmind Medicine. “The enrollment of our first patient earlier this month was a pivotal moment, and expanding our clinical trial to additional leading clinical sites like TASMC underscores our commitment to addressing the global burden of AUD, which affects millions and accounts for 2.6 million deaths annually.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses expanding its clinical trial to additional leading clinical sites and its commitment to addressing the global burden of Alcohol Use Disorder. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.